Berge Abajian
President
Bergio, Inc.
12 Daniel Rd. East, Suite 301
Fairfield, NJ  07004


September 26, 2007

Dear Mr. Abajian:

Enclosed, please find my 13D filing for Jupiter Marine International Holdings. As you can see, I am firmly opposed to the proposed reverse merger transaction, which treats Jupiter Marine minority shareholders in a brazenly unscrupulous fashion. I appreciate the fact that you are excited about Bergio's plans to go public, but it is wrong to take advantage of the minority shareholders of Jupiter Marine to do that.

Since the enclosed filing, I have increased my position in Jupiter Marine to 9.8% of the common shares outstanding, since I believe the current stock price
SIGNIFICANTLY undervalues Jupiter's boat business.   I believe this will be
borne out in any appraisal of the boat business.   Considering the poor value
(and massive dilution) you are offering Jupiter Marine minority shareholders, and the manipulative and illegitimate nature of ManageSource's financial "opinion," I would urge you to find another shell to acquire, one in which outside shareholders actually don't care if their trust is abused or not.

                                                  Regards,



                                                  Timothy J. Stabosz


Enclosure